[redacted]

09055691

NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
SPECIALTY FINANCE GROUP, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 SOUTH OCEAN BOULEVARD, SUITE 212
(No. and Street)

PALM BEACH	FLORIDA	33480
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD BENSON **800-860-2907**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	Florida	33486
(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Benson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Specialty Finance Group, LLC**, as of **December 31**, 31 **08** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEREMY H. HOLLAND
MY COMMISSION # DD 814596
EXPIRES: December 14, 2012
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Public Notary

Signature

Managing Member
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECIALTY FINANCE GROUP, LLC
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

P Jason Ling, CPA, P.A.

786 NW 6th Drive
Boca Raton FL, 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

Report of Independent Certified Public Accountant

Members
Specialty Finance Group, LLC

We have audited the accompanying statement of financial condition of Specialty Finance Group, LLC (the Company) as of December 31, 2008, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Finance Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling, CPA, PA

P. Jason Ling, CPA, P.A.
Boca Raton, FL
February 19, 2009

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	129,069
Commissions receivable		42,214
Prepaid expenses		600
		171,883
Furniture, fixtures, and equipment, net		52,179
TOTAL ASSETS		**224,062**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Commissions payable		12,664
Accrued professional fees		4,000
Accrued office & occupancy expenses		426
TOTAL LIABILITIES		17,090
MEMBERS' EQUITY		206,972
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**224,062**

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2008

REVENUES:		
Commission income		448,766
Interest Income		668
Total Income		449,434
EXPENSES:		
Professional Fees		391,927
Office & occupancy		65,570
Travel		24,867
Depreciation		8,541
Dues, licenses, and registrations		6,545
Loss on disposition of fixed asset		4,043
Total Expenses		501,493
NET INCOME	**$**	**(52,059)**

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF DECEMBER 31, 2008

		Members' Equity
Balance at beginning of year		263,231
Member Distributions		(4,200)
Net Income		(52,059)
Balance at end of year	$	206,972

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2008

Cash Flows From Operating Activities		
Net income (Loss)	$	(52,059)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,541
(Gain) Loss on disposition of fixed assets		4,043
		12,584
Change in Assets and Liabilities:		
(Increase) decrease in prepaid expenses		(600)
(Increase) decrease in commission receivable		1,786
Increase (decrease) in accrued expenses		179
Increase (decrease) in commissions payable		12,164
Total adjustments		13,529
Net Cash Used In Operating Activities		(25,946)
Cash Flows From Investing Activities		
Proceeds from sale of fixed assets		23,500
Purchases of fixed assets		(56,005)
Net cash provided by (used in) investing activities		(32,505)
Cash Flows From Financing Activities		
Member distributions		(4,200)
Net increase (decrease) in cash		(62,651)
Cash & cash equivalents - Beginning of Period		191,720
Cash & cash equivalents - End of Period	$	129,069

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	-
Cash paid during the year for income taxes	-

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2008

1. ORGANIZATION

Specialty Finance Group, LLC (the Company) is a Florida limited liability Company formed on November 02, 2001. The Company's main office is located in Palm Beach, FL, is registered in three states (FL, NY, CT), and has one registered person. The Company was formed for the purpose of conducting business as a broker-dealer in private placements in direct participation programs, mergers and acquisitions services, and investment banking consulting. The Company is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Commission income
Commission income from private placements are recorded on a trade date basis as securities transactions occur. Commission income which also includes fees for merger, acquisition and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement, and the income is reasonably determinable.

Income tax status
The Company, with the consent of its sole member has elected to be taxed as a partnership under Subchapter K o f the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Computation of customer reserve
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Fixtures, and Equipment
Furniture, fixtures, and equipment, are recorded at cost and depreciated over the useful lives of those assets using straight-line and accelerated methods. Expenditure for routine maintenance and repairs are charged to expenses as incurred.

Income taxes
The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of $5,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2008, the Company had net capital of $124,643 ($119,643 in excess of its requirement) and the Company's aggregate indebtedness to net capital ratio was 0.14 to 1 (14%).

4. RELATED PARTY TRANSACTIONS

During 2008 the Company paid $290,000 in consulting fees to Specialty Finance Group, Inc (SFGI). SFGI is wholly owned by Richard Benson, who is 95% o wner and managing member of the Company. Additionally; during 2008, the Company paid Solutions Etc., Inc. $60,616 for administrative and secretarial services. Solutions etc, Inc. is a company wholly owned by Cynthia Benson, the wife of Richard Benson, and 5% owner in the Company. Both of these amounts are represented in the Statement of Income as professional fees.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a large national bank. The cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000, but the balances may exceed that amount at any time.

SPECIALTY FINANCE GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2008

Computation of Net Capital

Members' Equity:	$	206,972
Less: Non-allowable assets		
Commission receivable (net of related payable of 12,664)		29,550
Prepaid expenses		600
Furniture, fixtures, and equipment, net		52,179
		82,329
Tentative Net Capital		124,643
Haircuts on securities inventory		-
Net Capital		124,643
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement		119,643

Computation of Aggregate Indebtedness

Accrued professional fees	4,000
Commissions payable	12,664
Accrued office & occupancy expenses	426
Total Aggregate Indebtedness	17,090
Ratio of aggregate indebtedness to net capital	0.14 to 1
Percentage of aggregate indebtedness to net capital	14%

Reconciliation with company's calculation as reported on December 31, 2008 FOCUS report

Net Capital as reported in December 31, 2008 Form X-17A-5, Part IIA (unaudited) FOCUS report	$	127,921
Increase accrued professional fees		(4,000)
Decrease in accrued office and occupancy		1,119
Decrease in cash and cash equivalents		(397)
Net Capital, Per Above		124,643

SPECIALTY FINANCE GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2008

The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

P Jason Ling,
CPA, P.A.

786 NW 6th Drive
Boca Raton FL, 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Members
Specialty Finance Group, LLC:

In planning and performing our audit of the financial statements of Specialty Finance Group, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

P. Jason Ling, CPA, PA

P. Jason Ling, CPA, P.A.
Boca Raton, FL
February 19, 2009